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                                                                EXHIBIT (a)(10)

                 ANDROS INCORPORATED TENDER OFFER COMPLETED


          FOSTER CITY, California, March 26--Genstar Capital Partners II, L.P. announced today that its indirect subsidiary Andros Acquisition Inc. had successfully completed its tender offer for Andros Incorporated.

          The tender offer expired at 5:00 p.m. New York City time, on Monday, March 25, 1996. Based on a preliminary count, 2,734,192 shares were tendered and accepted for payment, representing approximately 58% of the outstanding shares of common stock of Andros Incorporated, of which 142,320 shares were tendered pursuant to notices of guaranteed delivery.

          Andros Acquisition will be merged with Andros Incorporated. After the merger, Genstar Capital will own 100% of Andros Incorporated. Shares of Andros Incorporated that were not tendered in the offer will be cancelled and converted automatically into the right to receive $18.00 per share in cash. The merger is expected to be completed by the end of May.

          Andros Incorporated designs, manufactures, and sells instrumentation to original equipment manufacturers of medical and environmental monitoring equipment worldwide.

          Genstar Capital Partners II, L.P. based in Foster City, CA, is a private investment fund that concentrates on leveraged acquisitions of manufacturing and services businesses.

          CONTACT: Dane Nelson of Andros Incorporated, 510-849-5769; or J.P. Coute of Genstar Capital, 415-266-2350